SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Pacific Ethanol, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

69423U305

(CUSIP Number)

Janet Miller

Chief Operating Officer and General Counsel

Candlewood Investment Group, LP

555 Theodore Fremd Ave., Suite C-303

Rye, NY 10580

(212) 493-4495

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 7, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69423U305

1.	Names of Reporting Persons. Candlewood Investment Group, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,129,908
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,129,908
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,129,908
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.0%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 69423U305

1.	Names of Reporting Persons. Michael Lau
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,129,908
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,129,908
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,129,908
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 69423U305

1.	Names of Reporting Persons. David Koenig
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,129,908
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,129,908
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,129,908
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 69423U305

1.	Names of Reporting Persons. Phil DeSantis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,129,908
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,129,908
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,929,908
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 69423U305

1.	Names of Reporting Persons. Jonathan Weiss
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,129,908
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,129,908
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,129,908
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 69423U305

1.	Names of Reporting Persons. Candlewood Investment Group General, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,129,908
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,129,908
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,129,908
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 69423U305

1.	Names of Reporting Persons. Candlewood Special Situations General, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,889,141
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,889,141
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,889,141
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 69423U305

1.	Names of Reporting Persons. Candlewood Special Situations Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,783,759
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,783,759
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,783,759
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 69423U305

1.	Names of Reporting Persons. CWD OC 522 Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,127,913
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,127,913
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,127,913
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.0%
14.	Type of Reporting Person (See Instructions) OO

Item 4.	Purpose of Transaction

Item 4 is amended and restated as follows:

The Reporting Persons became beneficial owners of more than 5% of the outstanding Common Stock in connection with the Aventine Purchase, when the Reporting Persons received shares of Common Stock, as well as shares of Non-Voting Common Stock, as consideration for their ownership of Aventine.

The Reporting Persons believe that the public markets, which represent only a small portion of the ethanol industry’s ownership profile, currently undervalue the Common Stock of the Issuer (the “Securities”) based on transactions in assets comparable to the Issuer’s assets. The Reporting Persons believe that, in light of Issuer’s substantial asset holdings, certain of which are currently unencumbered by debt (based on the Reporting Persons’ review of the Issuer’s public filings), and potential strategic interest in other ethanol related production assets, there are transactions that the Issuer can engage in to improve shareholder value. The Reporting Persons intend to engage in constructive dialogue with the Issuer’s Board of Directors and third parties regarding various strategic alternatives including, but not limited to, capital structure optimization, asset monetization or a sale or merger of the Issuer (including, without limitation, transactions that would cause the Issuer to cease being a public company).

In addition, subject to a number of factors, including the market valuation of the Issuer, changes in market or industry conditions, other investment opportunities and capital available to the Reporting Persons, and the availability of Securities at prices that would make the purchase or sale of such Securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective ownership in the Issuer through, among other things, the purchase or sale of Securities on the open market or in private transactions on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or decrease their economic exposure to the Common Stock without affecting their beneficial ownership of shares of Common Stock.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time in the future express their views to and/or meet with management, the Board of Directors of the Issuer or third parties. The Reporting Persons may in the future formulate plans or proposals regarding the Issuer’s business, strategies, assets, corporate governance, Board of Directors composition, and other matters related to the Issuer that are referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may also change their intention with any of the foregoing matters.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 38,982,931 outstanding shares of Common Stock as of March 14, 2016, as reported in the Issuer’s Form 10-K/A filed on March 16, 2016. Certain private investment funds advised by the Investment Manager or an entity controlled by the Investment Manager, including the Special Situations Fund and the OC Fund, directly hold the shares of Common Stock. The Fund GP serves as general partner to certain of these private investment funds, including the Special Situations Fund and the OC Fund.

The Special Situations Fund, the OC Fund and certain other private investment funds advised by the Investment Manager or an entity controlled by the Investment Manager also directly hold shares of non-voting common stock, $0.001 par value, of the Issuer (the “Non-Voting Common Stock”). The Special Situations Funds holds 1,797,147 shares of Non-Voting Common Stock; the OC Fund holds 1,350,577 shares of Non-Voting Common Stock; and certain other private investment funds advised by the Investment Manager or an entity controlled by the Investment Manager hold, in the aggregate, 391,744 shares of Non-Voting Common Stock. The Non-Voting Common Stock are convertible on a one-for-one basis into Common Stock (i) if the holder of such shares of Non-Voting Common Stock and any of its affiliates would not, after such conversion, beneficially own greater than 9.99% of the Company’s outstanding shares of Common Stock and (ii) no earlier than sixty-one days after the Company receives a notice of conversion from the holder. Because the Reporting Persons cannot acquire such converted Common Stock within sixty days, they do not have beneficial ownership of such converted Common Stock.

(c) Schedule B sets forth all transactions with respect to the Common Stock effected by any Reporting Person and any person named in Schedule A during the past sixty days.

(d) The private investment funds advised by the Investment Manager or an entity controlled by the Investment Manager that directly hold the shares of Common Stock have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock (the “Economic Interest”) reported as beneficially owned by the Investment Manager, the Fund GP, the Manager GP and the Managing Partners. The Economic Interest of each of the Special Situations Fund and the OC Fund exceeds five percent of the Common Stock.

(e) Not applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2016

CANDLEWOOD INVESTMENT GROUP, LP

By:	/s/ Janet Miller
Name:	Janet Miller
Title:	COO/GC/Authorized Person

CANDLEWOOD INVESTMENT GROUP GENERAL, LLC

By:	/s/ Michael Lau
Name:	Michael Lau
Title:	Manager

CANDLEWOOD SPECIAL SITUATIONS MASTER FUND, LTD.

By:	/s/ David Koenig
Name:	David Koenig
Title:	Portfolio Manager

CWD OC 522 MASTER FUND, LTD.

By:	/s/ David Koenig
Name:	David Koenig
Title:	Portfolio Manager

CANDLEWOOD SPECIAL SITUATIONS GENERAL, LLC

By:	/s/ Michael Lau
Name:	Michael Lau
Title:	Class A Member

/s/ Michael Lau
Michael Lau

/s/ David Koenig
David Koenig

/s/ Phil DeSantis
Phil DeSantis

/s/ Jonathan Weiss
Jonathan Weiss

Schedule B

Except as otherwise noted below, all such transactions were purchases of Common Stock effected in the open market, and the weighted average price per share includes commissions paid.

Name	Date of Transaction	Amount of Securities		Weighted Average Price per Share
Special Situations Fund	February 11, 2016	23,232	(1)	$2.9428	(1)

Fund advised by Investment Manager	February 11, 2016	3,168	(1)	$2.9428	(1)

(1)	The purchases were executed in multiple transactions ranging from $2.885 to $2.99. The Reporting Persons undertake to provide full information regarding the number of shares purchased at each separate price upon request by the staff of the Securities and Exchange Commission. The shares were allocated between the purchasing private investment funds pursuant to the Investment Manager’s trade allocation policy.